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SECURITI...........ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JAN 1, 2001__ AND ENDING __DEC 31, 2001__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MS ADVISORS INCORPORATED

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 VALLEY ROAD

(No. and Street)

NEW CANAAN   CT   06840

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. MCMANUS   (203) 762-7142

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCMANUS THOMAS J.

(Name — if individual, state last, first, middle name)

MAR 2 1 2002

~~THOMSON~~
~~FINANCIAL~~

21 LONG MEADOW RD   WILTON   CT   06897

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _MICHAEL SCHMERTZLER_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MS ADVISORS INCORPORATED_ , as of _DECEMBER 31_, _2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

X _[signature]_
Signature

PRESIDENT
Title

[signature]
Notary Public _EXPIRATION 4/06_

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplemental Information

MS Advisors Incorporated

Years ended December 31, 2000 and 2001
with Report of Independent Auditor

THOMAS J. McMANUS
• *Certified Public Accountant* •
21 Long Meadow Road
Wilton, Connecticut 06897-1102

Tel. (203) 762-7142
Fax (203) 834-1294

Report of Independent Auditor

The Board of Directors and Shareholders
MS Advisors Incorporated
New Canaan, CT

I have audited the accompanying statements of financial condition of MS Advisors Incorporated as of December 31, 2000 and 2001, and the related statements of income (loss), changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MS Advisors Incorporated at December 31, 2000 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III for the year ended December 31,2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MS ADVISORS INCORPORATED

Statements of Financial Condition
AS of December 31, 2000 and 2001

	2000	2001
ASSETS		
Cash	$264,885	$292,544
Accounts Receivable	0	0
Fixed Assets (Note 4)	0	0
Investments (Note 5)	0	29,800
	$264,885	$322,344

LIABILITIES and SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$0	$0

SHAREHOLDERS' EQUITY

Common Stock, par value $.01 per share--authorized 3,000 shares, issued and outstanding 2,000 shares (less treasury shares - 1,000 shares)	10	10
Additional paid-in capital	29,990	29,990
Retained Earnings (Deficit)	234,885	292,344
Total Shareholders' Equity	$264,885	322,344
	$264,885	$322,344

See accompanying notes.

MS ADVISORS INCORPORATED

Notes to Financial Statements

December 31, 2000 and 2001

1. Organization and Significant Accounting Policies

Organization and Operation

MS Advisors Incorporated (the Company) was incorporated on October 18, 1993 in the state of Delaware. The Company is a Broker - Dealer and is a member of the National Association of Securities Dealers (NASD). Income, at this time, is primarily from advisory fees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated over normal useful life.

Organization Costs and Exchange Memberships

Organization costs and Exchange Memberships have been fully amortized or written off as of December 31, 1995.

Income Taxes

The Company has elected to be treated as an S corporation pursuant to applicable provisions of the Internal Revenue Code. Under this election, the Company's taxable income or loss is included in the individual income tax returns off its shareholders. Accordingly, no federal income taxes have been provided in the accompanying financial statements.

2. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company, as a registered broker/dealer, is required to maintain minimum net capital as defined under such rule. At December 31, 2001, the Company had net capital of $292,544 or an excess of $287,544 over required net capital of $5,000. In addition, aggregate indebtedness defined cannot exceed 1,500% of net capital. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was 0%. The shareholder is the major source of funding to the company.

3. Related Party Transactions

A shareholder of the Company provides office space. The Company is not charged for this expense at present. In addition, during 2000 and 2001 the Company absorbed administrative expenses of two affiliates owned by the same shareholder. These expenses on a net basis are not material.

4. Fixed Assets include:

Office Equipment	$3,498
Less accumulated depreciation	(3,498.)
	0

5. Investments: The Company invested in Nasdaq stock and warrants in January, 2001.

6. Income Taxes

The Company uses the cash method of accounting for income tax purposes. Approximately $10,000 of corporate state income taxes was paid for the year 2000 and 2001 based on the collection of accounts receivable. A refund of approximately $5,000 of these state income taxes will be received in 2002.

7. Supplemental Cash Flow Information

The Company paid state corporate income taxes of $ 739. in 2000 and $10083 in 2001.